UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2009

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

CDC Software Corporation 2009 Employee Share Purchase Plan

At a meeting held on September 13, 2009 at 10:00pm Atlanta time (the “September
13th Meeting”), the board of directors (the “Board”) of CDC Software Corporation
(the “Company”) approved the Company’s 2009 Employee Share Purchase Plan (the
“ESPP”).  The ESPP permits participants to purchase American Depositary Shares relating to class A ordinary shares of the Company (“ADSs”) at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period, through payroll deductions of up to 15% of the participant’s compensation.  The ESPP is intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986.  The offering periods generally start on the first trading day on or after March 1 and
September 1 of each year and the first offering period will commence on November
1, 2009.  A copy of the ESPP is attached hereto as Exhibit 1.01.  The foregoing description of the ESPP is qualified in its entirety by reference to such exhibit.

Non-Employee Director, Chief Executive Officer and Executive Officer
Compensation

At the September 13th Meeting, the Board approved, upon a recommendation of the
Compensation Committee, the grant of:

• an aggregate of 243,000 options to purchase ADSs (“Options”) to the non-employee members of the Board (each a “Director” and collectively, the
“Directors”);

• an aggregate of 299,084 Options to the Company’s Chief Executive Officer, Mr.
Peter Yip; and

• an aggregate of 87,000 Options to certain executive officers of the Company
(excluding the CEO).

Each of the foregoing Options were granted under the Company’s 2009 Stock
Incentive Plan, have an exercise price of $8.45 per share, the closing price of the ADSs on the Nasdaq Global Market on September 11, 2009, and vest over a period of three years in equal quarterly installments.

Furthermore, effective immediately, the Board approved an amendment to the cash compensation payable to those certain non-employee members of the Board who concurrently hold position on the board of directors of CDC Corporation such that each such non-employee director’s board compensation is no longer reduced by 35%.

Increase in Size of Board; Appointment of Director

At the September 13th Meeting, the Board increased its size to seven members and appointed Mr. Lee Lam as an independent member of the Board and Chairman of the
Audit Committee.  Effective immediately, Mr. John Clough resigned his position as Chairman of the Audit Committee.  Mr. Clough remains as the Chairman of the
Board and a member of the Audit and Compensation Committees.

Exhibit  Description

1.01     CDC Software Corporation 2009 Employee Share Purchase Plan

1.02  Press release dated August 24, 2009
         CDC Corporation, its Subsidiaries and Officers Have Purchased an
         Aggregate Total of Approximately 2.3 Million Shares of CDC Common
         Stock since January 2008

1.03  Press release dated September 8, 2009
         CDC Software Corporation Initiates Share Repurchase Program

1.04 Press release dated September 9, 2009
        CDC Software To Present at Rodman & Renshaw Annual Global Investment
        Conference

1.05 Press release dated September 10, 2009
        CDC Software Completes Acquisition of A Leading Developer of Supply
        Chain Event Management and Business Activity Monitoring Solutions

1.06 Press release dated September 14, 2009
        Leading Private Label Manufacturer of Canned Produce Plans To Implement
        CDC Software's CDC Factory Solution at its Four Plant Network

1.07 Press release dated September 15, 2009
        CDC Software Introduces New Version of its Email Marketing Solution for
        Pivotal CRM 6.0

1.08 Press release dated September 18, 2009
        CDC Software Plans Cloud Computing Initiatives at Hong Kong Science Park

1.09 Press release dated September 21, 2009
        CDC Software Announces Availability of New Mobile Application for Ross
        ERP that Provides Real-Time Access to Customer, Order and Product
        Information on Blackberry Devices

1.10 Press release dated September 22, 2009
        CDC Software to Acquire up to 51% Stake in One of China's Major ERP
        Software Providers

1.11    Press release dated September 30, 2009
        CDC Software Adds Seven New Strategic Resellers for Key Vertical
        Industries as Part of Expansion Plans in China

1.12    Press release dated October 5, 2009
        CDC Software Signs Binding Term Sheet to Acquire a Business
        Intelligence Solutions Provider for Manufacturing

1.13    Press release dated October 6, 2009
        One of Europe’s Leading Building Supply Wholesalers Is Implementing CDC
        Software’s Pivotal CRM 6.0 For Its 3,500 Users In The Nordic Region

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: October 12, 2009	By:	/s/ Peter Yip
	Name:	Peter Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	CDC Software Corporation 2009 Employee Share Purchase Plan
1.02	Press release dated August 24, 2009--CDC Corporation, its Subsidiaries and Officers Have Purchased an Aggregate Total of Approximately 2.3 Million Shares of CDC Common Stock since January 2008
1.03	Press release dated September 8, 2009--CDC Software Corporation Initiates Share Repurchase Program
1.04	Press release dated September 9, 2009--CDC Software To Present at Rodman & Renshaw Annual Global Investment Conference
1.05	Press release dated September 10, 2009--CDC Software Completes Acquisition of A Leading Developer of Supply Chain Event Management and Business Activity Monitoring Solutions
1.06	Press release dated September 14, 2009--Leading Private Label Manufacturer of Canned Produce Plans To Implement CDC Software’s CDC Factory Solution at its Four Plant Network
1.07	Press release dated September 15, 2009--CDC Software Introduces New Version of its Email Marketing Solution for Pivotal CRM 6.0
1.08	Press release dated September 18, 2009--CDC Software Plans Cloud Computing Initiatives at Hong Kong Science Park
1.09	Press release dated September 21, 2009--CDC Software Announces Availability of New Mobile Application for Ross ERP that Provides Real-Time Access to Customer, Order and Product Information on Blackberry Devices
1.10	Press release dated September 22, 2009--CDC Software to Acquire up to 51% Stake in One of China’s Major ERP Software Providers
1.11	Press release dated September 30, 2009--CDC Software Adds Seven New Strategic Resellers for Key Vertical Industries as Part of Expansion Plans in China
1.12	Press release dated October 5, 2009--CDC Software Signs Binding Term Sheet to Acquire a Business Intelligence Solutions Provider for Manufacturing
1.13	Press release dated October 6, 2009--One of Europe’s Leading Building Supply Wholesalers Is Implementing CDC Software’s Pivotal CRM 6.0 For Its 3,500 Users In The Nordic Region